This Form CB contains [1554]

pages, including all exhibits.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Telecom Italia Mobile S.p.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Italy

(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.

(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares

(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001052049

Savings Shares ISIN IT 0001052056

(CUSIP Number of Class of Securities (if applicable))

Antonio Sanna

Telecom Italia Mobile S.p.A.

Via Pietro De Francisci 152

00165 Rome

+39006-39001

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Carlo De Gennaro

Telecom Italia S.p.A.

Corso d’Italia 41

00198 Rome (Italy)

+39006-36881

Jeffrey M. Oakes

Davis Polk & Wardwell

99 Gresham Street

London EC2V 7NG

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)    (1) Plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

(2) Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

(3) Report by the Board of Directors of Telecom Italia Mobile S.p.A. on the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

(4) Balance Sheet of Telecom Italia S.p.A. at September 30, 2004.

(5) Balance Sheet of Telecom Italia Mobile S.p.A. at September 30, 2004.

(6) Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2003.

(7) Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2002.

(8) Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.

(9) Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2003.

(10) Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2002.

(11) Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2001.

(12) Notice of convening of Extraordinary Meeting of Telecom Italia’s Ordinary Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

(13) Notice of convening of Extraordinary Meeting of Telecom Italia Mobile’s Ordinary Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

(14) Notice of convening of Special Meeting of Telecom Italia Mobile’s Savings Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

(b) Not applicable.

Item 2. Informational Legends

Included in attached exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Telecom Italia S.p.A. with the Securities and Exchange Commission on December 7, 2004.

(2) Not applicable.

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Exhibit Index

Exhibit Number	Description
1.0*	English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated December 7, 2004 relating to the proposed business combination.

1.1**	English press release of Telecom Italia S.p.A. dated December 22, 2004 relating to the extension of its partial cash tender offer for Telecom Italia Mobile S.p.A. ordinary shares and cash tender offer for all Telecom Italia Mobile S.p.A. savings shares to U.S. holders, attaching the English press release of Telecom Italia S.p.A. dated December 13, 2004 relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to Telecom Italia S.p.A.’s intention to launch the aforementioned tender offers.

1.2***	Offer document dated January 2, 2005, relating to Telecom Italia’s partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, each pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998.

1.3***	U.S. Letter of Transmittal for Telecom Italia’s partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 as an attachment.

1.4***	Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999 following the authorization granted by CONSOB to publish the Offer Document relating to Telecom Italia’s partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, as published on the U.S. Edition of the Financial Times on January 3, 2005.

1.5****	English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated January 23, 2005 relating to the approval of the Boards of Directors of Telecom Italia and Telecom Italia Mobile of the merger plan relating to the proposed business combination.

1.6****	English press release of Telecom Italia S.p.A. dated January 24, 2005 relating to the effectiveness of its partial cash tender offer for Telecom Italia Mobile S.p.A. ordinary shares and cash tender offer for all Telecom Italia Mobile S.p.A. savings shares, and fixing the pro ration percentage for the ordinary shares.

1.7****	English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated January 24, 2005 correcting information contained in the joint press release dated January 23, 2005, relating to Telecom Italia’s capital increase in connection with the proposed business combination.

1.8*****	Notice pursuant to Article 41, Paragraph 4 of CONSOB Regulation No. 11971 of May 14 1999, relating to final results of Telecom Italia’s partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, as published on the U.S. Edition of the Financial Times on January 27, 2005.

1.9	Plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

2.0	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

2.1	Report by the Board of Directors of Telecom Italia Mobile S.p.A. on the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

2.2	Balance Sheet of Telecom Italia S.p.A. at September 30, 2004.

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Exhibit Number	Description
2.3	Balance Sheet of Telecom Italia Mobile S.p.A. at September 30, 2004.

2.4	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2003.

2.5	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2002.

2.6	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.

2.7	Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2003.

2.8	Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2002.

2.9	Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2001.

3.0	Notice of convening of Extraordinary Meeting of Telecom Italia’s Ordinary Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

3.1	Notice of convening of Extraordinary Meeting of Telecom Italia Mobile’s Ordinary Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

3.2	Notice of convening of Special Meeting of Telecom Italia Mobile’s Savings Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

*	Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated December 7, 2004
**	Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated December 23, 2004
***	Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated January 3, 2005
****	Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated January 24, 2005
****	Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated January 27, 2005

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telecom Italia S.p.A.

By:	/s/ CARLO DE GENNARO
Name: Title:	Carlo De Gennaro Company Manager

Date: January 31, 2005

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